EXHIBIT 6

                             MONTGOMERY ADVISORS

May 2, 2003

John H. Westerbeke, Jr.
Myles Standish Industrial Park
Taunton, MA 02780

                           PERSONAL & CONFIDENTIAL
                           -----------------------

Mr. Westerbeke,

We are in the position to purchase your shares in WTBK for $3.50 cash per share. We are prepeared to close on this transaction immediately, provided that you are available for a two year, $500,000 consulting agreement and that concurrent with closing our transaction with you, Montgomery Advisors will assume a majority position on the Board of Directors.

Feel free to contact me at 805.895.4700

Sincerely,

Ken Sterling, Partner
Montgomery Advisors, LLC

KWS:rb


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